UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

D.E Master Blenders 1753 N.V.

(Name of Subject Company (Issuer))

JAB Forest B.V.

Acorn Holdings B.V.

Acorn B.V.

Oak Leaf B.V.

(Names of Filing Persons (Offerors))

Ordinary Shares, nominal value EUR 0.12 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Joachim Creus
Oak Leaf B.V.
Oude Weg 147
NL – 2031 CC Haarlem
The Netherlands
Tel: +352 22 9999 5178
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copy to:
Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$8,189,492,615	$1,117,047

(1)          Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) EUR 12.50 (i.e., the tender offer price) by (y) 507,089,326, the estimated maximum number of DEMB Shares to be acquired in the tender offer, which consists of 594,859,274 DEMB Shares issued and outstanding and an aggregate of 1,763,050 DEMB Shares underlying performance share units issued and outstanding or issuable prior to the expiration of the Offer, less 89,532,998 DEMB Shares beneficially owned by Acorn Holdings B.V. by (z) 1.2920, which is the exchange rate of U.S. dollars per euro reported by the Federal Reserve Bank as of May 24, 2013.

(2)          The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,117,047	Filing Party: JAB Forest B.V., Acorn Holdings B.V., Acorn B.V., Oak Leaf B.V.
Form or Registration No.: Schedule TO	Date Filed: June 6, 2013

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

THE INFORMATION CONTAINED HEREIN IS PRELIMINARY AND IS SUBJECT TO CHANGE AND COMPLETION. THE OFFER DESCRIBED HEREIN HAS NOT YET COMMENCED, AND THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OR RECOMMENDATION OF AN OFFER TO SELL D.E MASTER BLENDERS 1753 N.V.’S ORDINARY SHARES, NOR SHALL THERE BE ANY SALE OR PURCHASE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION. AT THE TIME THE OFFER IS COMMENCED, OAK LEAF B.V., ACORN B.V., ACORN HOLDINGS B.V. AND JAB FOREST B.V. (THE “FILING PERSONS”) WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND MAKE THE FINAL OFFER DOCUMENT APPROVED BY THE NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS (THE “AFM”) PUBLICLY AVAILABLE. D.E MASTER BLENDERS 1753 N.V.’S SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE SCHEDULE TO AND RELATED TENDER OFFER DOCUMENTS WHEN THEY ARE FILED WITH THE SEC AND THE FINAL OFFER DOCUMENT APPROVED BY THE AFM BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT D.E MASTER BLENDERS 1753 N.V.’S SHAREHOLDERS SHOULD CONSIDER BEFORE TENDERING THEIR SHARES (AS DEFINED BELOW). THE SCHEDULE TO WILL BE AVAILABLE FOR FREE ON THE SEC WEB SITE (WWW.SEC.GOV). COPIES OF THE FILING PERSONS’ FILINGS WITH THE SEC MAY BE OBTAINED AT THE SEC’S WEB SITE (WWW.SEC.GOV). COPIES OF THE FINAL OFFER DOCUMENT APPROVED BY THE AFM WILL BE AVAILABLE AT THE OFFICES OF D.E MASTER BLENDERS 1753 N.V. AT OOSTERDOKSSTRAAT 80, AMSTERDAM, 1011 DK, THE NETHERLANDS, AT THE OFFICES OF THE PROXY SOLICITATION AND INFORMATION AGENT, GEORGESON, AT 480 WASHINGTON BOULEVARD, 26TH FLOOR JERSEY CITY, NEW JERSEY 07310 AND 2ND FLOOR, VINTNERS PLACE, 68 UPPER THAMES STREET, LONDON EC4V 3BJ, UNITED KINGDOM.

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This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) filed by (i) Oak Leaf B.V. ( the “Offeror”), a private limited liability company incorporated under the laws of the Netherlands and a wholly owned direct subsidiary of Acorn (as defined blow) and a wholly owned indirect subsidiary of Acorn Holdings (as defined below) and Forest (as defined below), (ii) Acorn B.V. (“Acorn”), a private limited liability company incorporated under the laws of the Netherlands and a wholly owned direct subsidiary of Acorn Holdings and a wholly owned indirect subsidiary of Forest, (iii) Acorn Holdings B.V. (“Acorn Holdings”), a private limited liability company incorporated under the laws of the Netherlands and a wholly owned direct subsidiary of Forest and (iv) JAB Forest B.V. (“Forest” and, together with the Offeror, Acorn and Acorn Holdings, the “Filing Persons”), a private limited liability company incorporated under the laws of the Netherlands. This Schedule TO relates to the Offer by the Offeror to purchase all outstanding ordinary shares with a nominal value of EUR 0.12 per share (the “Shares”), of D.E Master Blenders 1753 N.V., a public limited liability company incorporated under the laws of the Netherlands (“DEMB”), at a price of EUR 12.50 cum dividend, net to the seller in cash (less any withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer Memorandum dated [       ], 2013 (together with any amendments or supplements thereto, the “Offer Memorandum”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A). This Schedule TO is being filed on behalf of the Offeror and the Controlling Persons (as defined below). Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer Memorandum. The Merger Protocol, dated as of April 12, 2013 as amended and restated on June 6, 2013 (together with any further amendments or supplements thereto, the “Merger Protocol”), among the Offeror and DEMB, a copy of which agreement is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.                SUMMARY TERM SHEET.

The information set forth in the section of the Offer Memorandum titled “Questions and Answers About the Offer” is incorporated herein by reference.

ITEM 2.                SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities subject to the Offer is D.E Master Blenders 1753 N.V., a public limited liability company incorporated under the laws of the Netherlands. Its principal executive office is located at Oosterdoksstraat 80, Amsterdam, 1011 DK, the Netherlands.  DEMB’s phone number at this address is +31 20-558-1753.

(b) This Schedule TO relates to the Shares of DEMB. According to DEMB, as of the date of this Schedule TO, 594,859,274 Shares are issued and outstanding.

(c) The principal market in which the Shares are traded is NYSE Euronext in Amsterdam. Certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 7.6 (“Substantiation of the Offer”) is incorporated herein by reference.

ITEM 3.                IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The filing companies of this Schedule TO are the Offeror, Acorn, Acorn Holdings and Forest. The principal business address of each of the Filing Persons is Oudeweg 147, 2031 CC Haarlem, the Netherlands. The information regarding the Filing Persons set forth in the section of the Offer Memorandum titled Section 8 (“Information Regarding the Offeror”) is incorporated herein by reference.

ITEM 4.                TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer Memorandum is incorporated herein by reference.

ITEM 5.                PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer Memorandum titled “Questions and Answers About the Offer”, Section 6 (“Explanation and Background of the Offer”), Section 7 (“Information Regarding D.E Master Blenders 1753 N.V.”), Section 8 (“Information Regarding the Offeror”) and Section 9 (“Further Information Pursuant to the Decree”) is incorporated herein

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by reference.

ITEM 6.                PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c) The information set forth in the sections of the Offer Memorandum titled “Questions and Answers About the Offer” and Section 6 (“Explanation and Background of the Offer”) is incorporated herein by reference.

ITEM 7.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the sections of the Offer Memorandum titled “Questions and Answers About the Offer” and Section 6 (“Explanation and Background of the Offer”) is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

(d) The information set forth in the sections of the Offer Memorandum titled “Questions and Answers About the Offer” and Section 6 (“Explanation and Background of the Offer”) is incorporated herein by reference.

ITEM 8.                INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b) The information set forth in the sections of the Offer Memorandum titled “Questions and Answers About the Offer”, “Introduction”, Section 6 (“Explanation and Background of the Offer”) and Section 8 (“Information Regarding the Offeror”) is incorporated herein by reference.

ITEM 9.                PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in in the section of the Offer Memorandum titled Section 6 (“Explanation and Background of the Offer”) is incorporated herein by reference.

ITEM 10.              FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of Schedule TO, the financial statements are not considered material because:

(a) the consideration offered consists solely of cash;

(b) the offer is not subject to any financing condition; and

(c) the offer is for all outstanding securities of the subject class.

ITEM 11.              ADDITIONAL INFORMATION.

(a)(1) The information set forth in the sections of the Offer Memorandum titled “Questions and Answers About the Offer” and Section 6 (“Explanation and Background of the Offer”) is incorporated herein by reference.

(a)(2) The information set forth in the section of the Offer Memorandum titled Section 6 (“Explanation and Background of the Offer”) is incorporated herein by reference.

(a)(3) The information set forth in Section 6.3 (“Filings with Competition Authorities”) is incorporated herein by reference.

(a)(4) Not applicable.

(a)(5) None.

(c) The information set forth in the Offer Memorandum is incorporated herein by reference.

ITEM 12.              EXHIBITS.

(a)(1)(A)	Offer Memorandum, dated June [ ], 2013

(a)(1)(B)	Technical Information Memorandum sent to Admitted Institutions of Euronext Amsterdam*

(a)(1)(C)	Letter of Transmittal sent to record holders*

(a)(1)(D)	Form of Cover Letter to registered shareholders in the direct registry of shareholders of DEMB*

(a)(1)(E)	Form of Cover Letter to shareholders holding Shares through a bank, broker or other financial institution*

(a)(1)(F)	Summary Advertisement, published June [ ], 2013 in The Wall Street Journal*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)

Joint Press Release of the Offeror and DEMB, dated April 12, 2013 (incorporated by reference to the Current Report on Form 6-K filed by the Company with the Securities and Exchange Commission on April 12, 2012)

(a)(5)(B)

Transcript of interview with Bart Becht, Chairman of Joh. A. Benckiser (incorporated by reference the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013)

(a)(5)(C)

Transcript of interview with Bart Becht, Chairman of Joh. A. Benckiser, for D.E Master Blenders 1753 employees (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013)

(a)(5)(D)

Transcript of media conference call regarding intended offer dated April 12, 2013 (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013)

(a)(5)(E)	Press Release dated May 10, 2013 (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on May 10, 2013)

(a)(5)(F)	Press Release dated June 6, 2013 (incorporated by reference to the Schedule TO-C filed by the Filing Persons with the Securities and Exchange Commission on June 6, 2013)

(a)(5)(G)	Press Release dated June 12, 2013 (incorporated by reference to the Schedule TO-C filed by the Filing Persons with the Securities and Exchange Commission on June 6, 2013)

(b)(1)

Senior Facilities Agreement, among the Offeror, Acorn and Banc of America Securities Limited, Citigroup Global Markets Limited, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.(trading as Rabobank International, London Branch) and Morgan Stanley Bank International Limited acting as joint global coordinators, bookrunners and mandated lead arrangers**

(b)(2)	Letter, dated June 6, 2013 from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank

*To be filed by Amendment.

** Previously filed.

International) as agent for and on behalf of the other Finance Parties to Acorn as agent for the other Obligors party to the Senior Facilities Agreement, amending the Senior Facilities Agreement**

(d)(1)	Merger Protocol, between the Offeror and DEMB, dated April 12, 2013 as Amended and Restated on June 6, 2013**

(d)(2)	Confidentiality Agreement, dated March 20, 2013, between DEMB and Forest**

(h)	Not applicable

ITEM 13.              INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2013

JAB FOREST B.V. ACORN HOLDINGS B.V. ACORN B.V. OAK LEAF B.V.

By:	/s/ Joachim Creus
By: Joachim Creus
Title: Managing Director

By:	/s/ Markus Hopmann
By: Markus Hopmann
Title: Managing Director

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EXHIBIT INDEX

(a)(1)(A)	Offer Memorandum, dated June [ ], 2013

(a)(1)(B)	Technical Information Memorandum sent to Admitted Institutions of Euronext Amsterdam*

(a)(1)(C)	Letter of Transmittal sent to record holders*

(a)(1)(D)	Form of Cover Letter to registered shareholders in the direct registry of shareholders of DEMB*

(a)(1)(E)	Form of Cover Letter to shareholders holding Shares through a bank, broker or other financial institution*

(a)(1)(F)	Summary Advertisement, published June [ ], 2013 in The Wall Street Journal*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)

Joint Press Release of the Offeror and DEMB, dated April 12, 2013 (incorporated by reference to the Current Report on Form 6-K filed by the Company with the Securities and Exchange Commission on April 12, 2012)

(a)(5)(B)

Transcript of interview with Bart Becht, Chairman of Joh. A. Benckiser (incorporated by reference the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013)

(a)(5)(C)

Transcript of interview with Bart Becht, Chairman of Joh. A. Benckiser, for D.E Master Blenders 1753 employees (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013)

(a)(5)(D)

Transcript of media conference call regarding intended offer dated April 12, 2013 (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013)

(a)(5)(E)	Press Release dated May 10, 2013 (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on May 10, 2013)

(a)(5)(F)	Press Release dated June 6, 2013 (incorporated by reference to the Schedule TO-C filed by the Filing Persons with the Securities and Exchange Commission on June 6, 2013)

(a)(5)(G)	Press Release dated June 12, 2013 (incorporated by reference to the Schedule TO-C filed by the Filing Persons with the Securities and Exchange Commission on June 6, 2013)

(b)(1)

Senior Facilities Agreement, among the Offeror, Acorn and Banc of America Securities Limited, Citigroup Global Markets Limited, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.(trading as Rabobank International, London Branch) and Morgan Stanley Bank International Limited acting as joint global coordinators, bookrunners and mandated lead arrangers**

*To be filed by Amendment.

** Previously filed.

(b)(2)

Letter, dated June 6, 2013 from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) as agent for and on behalf of the other Finance Parties to Acorn as agent for the other Obligors party to the Senior Facilities Agreement, amending the Senior Facilities Agreement**

(d)(1)	Merger Protocol, between the Offeror and DEMB, dated April 12, 2013 as Amended and Restated on June 6, 2013**

(d)(2)	Confidentiality Agreement, dated March 20, 2013, between DEMB and Forest**

(h)	Not applicable